

Adam Lazar in • You

Entrepreneur, Inventor & Innovator @ Asarasi Tree Water | Sustainable B...

10mo • Edited •

Dear Friends and Fans of **Asarasi Sparkling Tree Water**. Due to our continued growth, we are now raising a round of growth capital via the SEC's REG CF Program. As it takes a community to build a brand, I wanted to democratize the investment opportunity to anyone that is interested in participating and we have set the minimum required investment in Asarasi at $100. So far, in short order, we have $71.5K committed and growing. If you are interested in investing in Asarasi, and would like to learn more about what we are up to and our growth trajectory, check out the link provided below to dive into the details of the business. I look forward to hearing from you and to having you involved with Asarasi! We are offering this to friends and fans first, so don't miss out!

Legal disclosures around this public fundraise are below.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Only directly through the Wefunder platform, may we accept your commitment of funding. Otherwise, no money or other consideration is being solicited . If sent to Asarasi directly, it will not be accepted. No offer to buy securities will be accepted outside of the Wefunder platform. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.


ASARASI®
NATURALLY PURE, TREE-DRAWN
SPARKLING WATER

Invest in Asarasi Sparkling Tree Water: The Future of Water. Sourced From Trees.

wefunder.com